Aldila, Inc.
13450 Stowe Drive
Poway, California 92064

December 6, 2006

United States Securities and Exchange Commission
Washington, D.C., 20549
Stop 3561
Attn: Beverley A. Singleton

Re:	Aldila, Inc.
Your Letter dated December 1, 2006
Item 4.01, Form 8-K
Filed November 29, 2006
File No. 0-21872

Dear Ms. Singleton:

We write in response to your above referenced letter.

Our independent registered public accountant, Peterson & Co., LLP (“Peterson”), has merged with Squar, Milner, Miranda & Williamson, LLP, to form the firm of Squar Milner, Peterson, Miranda & Williamson, LLP (“Squar Milner Peterson”).  We have filed a Form 8-K indicating this has occurred.  We understand that you desire the merger to be treated as if Peterson had resigned, declined to stand for re-election or was dismissed.

1.             We have already filed an amendment to our Form 8-K to provide the information in such situations as required by Item 304(a)(1(i)-(v) of Regulation S-K and a copy of the letter from Peterson as required by Item 304(a)(3) of Regulation S-K.

2.             As indicated in our amended Form 8-K, our Audit Committee has not yet met to consider whether to retain the new, post-merger firm.

3.             We understand that both of the pre-merger firms are registered with the Public Company Accounting Oversight Board (“PCAOB”).  Squar Milner Peterson has informed us the merger became effective November 15, 2006.  We were notified of the merger on November 27, 2006.  Squar Milner Peterson has further informed us (i) the merger is a name change for PCAOB purposes; (ii) Squar, Milner, Miranda & Williamson, LLP is the surviving legal entity after the merger, and has concurrently changed its name to Squar Milner Peterson; (iii) their prior PCAOB registration is not affected by the merger; (iv) if the PCAOB accepts the notification of name change as filed, the PCAOB will deem it effective as of the time it was filed (although it could be several weeks before the PCAOB posts a new listing of registered firms to its website); and (v) the notice of name change was sent by Squar Milner Peterson to the PCAOB on or before December 1, 2006.  Once Squar Milner Peterson has confirmed to us that the PCAOB has recognized Squar Milner Peterson’s name change, we anticipate our Audit Committee will meet to consider whether to retain Squar Milner Peterson as our independent registered public accountant.  We will file a new Form 8-K after we have engaged a new independent registered public accountant.

Pursuant to your request, this will also acknowledge that:

•              We are responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission (“SEC”);

•              SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•              We may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have further questions.

Aldila, Inc.

/s/ Robert J. Cierzan

Robert J. Cierzan,
Vice President, Secretary and Treasurer